Exhibit 10(t)

Employment Agreement
between
Johnson & Johnson, c/o Peter Fasolo, WW Vice-President, Human Resources, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933 (“Employer”)
and
Sandra E. Peterson, 97 Old Beach Road, Tudor Lodge, Newport, Rhode Island 02840 (the “Employee”)
The Employer and the Employee are hereinafter referred to collectively as the “Parties” and individually as a “Party.”

WHEREAS:

A)	the Employer, a corporation organized under the laws of the State of New Jersey in the United States of America, wishes to hire Employee for an indefinite term; and

B)	the Employee desires to work for the Employer.

NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

1.	TITLE, JOB DUTIES AND REPORTING RELATIONSHIP
Upon the effective date, the Employee shall be employed by Employer and shall have the title of Group Worldwide Chair and serve as an Executive Committee Member for the Employer. The Employee shall directly report to the Chief Executive Officer (“CEO”) of the Company. The Employee shall be responsible for leading and managing the Employer's Consumer, IT and Supply Chain business units for the Employer. The Chief Executive Officer has the right to assign other duties and responsibilities to the Employee, which are commensurate with the Employee's title, knowledge, experience, skills and specified duties above.

2.	WORK LOCATION
The Employee's place of work shall be at the Employer's corporate office in New Brunswick, New Jersey. The Employee's duties may require the Employee to regularly travel on business to other locations both in the United States and abroad; such travel may include, where reasonably required, weekends and public holidays.

3.	EMPLOYMENT TERMS AND START DATE
Employment under this Agreement is “at-will” and is entered into for an indefinite term with an anticipated first day of employment (“Start Date”) by November 1, 2012 (or earlier as the Parties may agree), provided however, that this Employment Agreement shall be null and void ab initio and of no further force or effect if the Employee is: (1) unable to obtain an agreement from her current employer, (“Current Employer”), allowing for early cancellation of her Contract of Service Agreement (“Service Agreement”) with her Current Employer and (2) unable to get a release and/or amendment of her post contractual non-compete obligations (“post employment restrictions”) in a manner reasonably satisfactory to Employer and in a manner which would permit her to commence employment consistent with the job responsibilities and duties of this Employment Agreement.

The Parties agree to use all reasonable efforts to negotiate Employee's departure from her Current Employer with respect to her Service Agreement and post employment restrictions. Employer agrees to extend the November 1, 2012 Start Date until December 31, 2012, provided negotiations with Employee's Current Employer regarding the two conditions set forth above are continuing and progressing and provided that Employee starts employment with Employer within 15 days after the pre-conditions set forth above are met (and no later than December 31, 2012). Employee agrees that she will promptly inform Employer if her Current Employer informs her that it is unwilling to nego-

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tiate the above provisions and/or if negotiations with her Current Employer are terminated due to an impasse. The Parties agree that the offer of employment under this Employment Agreement will not expire prior to December 31, 2012, and will remain open as long as Employee commences employment by that date, unless and until the Parties mutually conclude that the Current Employer is unwilling to negotiate terms which would legally permit Employee to commence employment with Employer consistent with the timing, job responsibilities and duties of this Employment Agreement.

4.	SALARY
Employee's starting base salary (“Base Salary”) shall be U.S. $800,000 less applicable deductions, and shall be payable bi-weekly, consistent with the normal payroll practices of the Employer. Employee will be considered for a 2013 merit increase to her Base Salary in accordance with Employer's normal cycle (which increased amount, if applicable, shall thereafter be Employee's “Base Salary” for all purposes under this Employment Agreement). The amount of any such merit increase will be determined in Employer's sole discretion based on factors including market data, internal equity, individual performance, and business performance.

5.	SIGN-ON BONUS
The Employee shall also receive in installment payments a cash sign bonus totaling $2,200,000 (“Sign-On“) less applicable withholdings, which will be paid in two cash installments described below. Each installment of the Sign-On is subject to the Employee being actively employed as of the payout date.

The first installment payment of $300,000 will be paid to Employee shortly after Employee's Start Date. The second payment of $1,900,000 will be paid after April 1, 2013 but on or before May 1, 2013 and, except as provided in the last sentence of this paragraph, is subject to Employee remaining actively employed with the Employer as of the date of payout. Should the Employee voluntarily terminate her employment for other than Good Reason (and other

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than due to a disability as defined under the Company's disability plan) or her employment is terminated by the Employer for Cause prior to the first anniversary date of the second installment payment the Employee will be required to reimburse the Employer for the full amount of the SignOn installment payments. Employee will receive each unpaid installment payment of the Sign-On, as and when payable above, if she is terminated without Cause (as defined below) or she resigns for “Good Reason" (as defined below).

“Cause“ for purposes of this Employment Agreement shall mean the occurence of any of the following: (i) Employee's conviction of (or a plea of guilty or nolo contendere) to a crime involving moral turpitude, dishonesty, fraud, theft, financial impropriety or unethical business conduct, or any felony of any nature whatsoever which results in incarceration or criminal probation; (ii) Employee's engagement in conduct that constitutes gross misconduct, gross neglect, or willful failure to perform the material duties of Employee's position; (iii) Employee's material breach of the applicable rules, policies, and/or practices of Employer, including but not limited to conduct with would constitute a Group I offense under the Employer's Performance and Conduct Standards Policy or a violation of Employer's Policy on Business Conduct; and (iv) Employee's material breach of the Secrecy, Intellectual Property, Non-Competition and Non-Solicitation Agreement.

For purposes of this Agreement a “willful“ failure to perform will not apply to acts or ommissions conducted by the Employee in good faith or with a reasonable belief that such act or omission was in the best interests of the Employer.

“Good Reason” for purposes of this Employment Agreement means the occurrence of any of the following without the Employee's consent: (i) a material adverse change in Employee's title, duties or responsibilities (including reporting responsibilities); (ii) a material reduction in Employee's base salary; and (iii) any relocation of Employee's principal office by more than 50 miles from her office in New Brunswick, New Jersey (this does not apply to customary business travel throughout the U.S. and abroard associated with her role as Group Worldwide Chair as required and determined by her job duties under Section 1); or (iv) a failure to assign to any successor to the business, the contractual obligations of the Employer under this Employment Agreement. Employer and Employee agree that “Good Reason“ shall not exist unless and until Employee provides the Employer with written notice of the acts alleged to constitute Good Reason within ninety (90) days of Employee's knowledge of the occurrence of such event, and Employer fails to cure such acts within thirty (30) days of receipt of such notice, if curable. Employee must terminate her employment within sixty (60) days following the

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expiration of such cure period for the termination to be on account of Good Reason.

6.	RSU REPLACEMENT AWARD
The Employee shall receive a new hire restricted share unit (or “RSU”) grant with a fair value of $4,300,000 to compensate for awards Employee is forfeiting upon leaving employment with the Current Employer. The number of RSUs will be determined by dividing the RSU fair value by the fair value per RSU of the Employer's common stock on the Grant Date (as defined below). The number of RSUs will be rounded to the nearest whole share. The Employee's new hire grant will be processed and granted on a date that is that is the first business day of the month that is at least 15 days but no more than 31 days following the Start Date (provided, in all events, so long as Employee's Start Date is no later than December 14, 2012, the award will be granted no later than December 31, 2012) (the “Grant Date”) and shall be subject to and administered in accordance with the terms of the Employer's LTIP and vesting is subject to the terms of the accompanying award agreement. Under the award agreement the $4,300,000 grant of shares will vest in three equal installments as follows: (1) 1/3 will vest one year after the Grant Date; (2) 1/3 will vest two years after the Grant Date and (3) 1/3 will vest three years after the Grant Date. Employee understands and agrees that she must be an active employee on the date of vesting to vest in RSU shares.

7.	SEVERANCE
If during the first three years of her employment, the Employer terminates this Employment Agreement for other than for Cause (as defined in Section 5 above) or Employee terminates her employment for Good Reason (as defined in Section 5 above), Employee shall be entitled to a cash lump sum severance payment (“Severance”) equal to 52 weeks of Base Salary, less applicable deductions. Employee's receipt of Severance .is subject to execution of a general release of claims within 30 days of the termination date (which general release of claims does not impose upon Employee any post-employment
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covenants beyond which Employee agreed to prior to such termination of employment) and continuing compliance with any existing post employment contractual obligations, including under any confidentiality agreement and any non-solicitation and/or non-competition agreement signed by Employee with Employer. Severance is payable no later than 20 days after the general release of claims becomes irrevocable. After the first three years of employment, Employee's eligibility for severance shall be governed by the terms and conditions of the Severance Pay Plan of Johnson & Johnson and U.S. Affiliated Companies, then in effect at the time of termination for her level as an Executive Committee Member.

8.	DISCRETIONARY BONUS AND OTHER REMUNERATION
Except as otherwise provided herein, the award of bonuses, long-term incentives and other forms of voluntary additional remuneration shall be determined in accordance with the Employer's corporate executive compensation plans or programs then in effect for Executive Committee Members and subject to the terms and conditions of the individual plans and programs. The eligibility criteria as well as any payment under each such plan or program will be determined by the Employer in its sole discretion. The Employer may modify or repeal such plans or programs at its discretion at any time. The rights and obligations of the Employee under each such plan or program shall be governed by the terms of the plan or program, as amended from time to time, and by any individual bonus agreements between the Employer and the Employee.

The award of any voluntary additional forms of remuneration shall be subject to the continued existence of the employment relationship between the Employer and the Employee and this Employment Agreement being in effect at the time such remuneration is paid, except as described in Section 8.1 below. The Employee may not deduce any legal entitlements from said plans or programs except as provided in accordance with the terms thereof. The (repeated) awarding of voluntary additional remuneration within the scope of said plans or programs shall not give rise to any entitlement to future payments.
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8.1    Annual Performance Bonus
Based on the Employee's position as Group Worldwide Chair and Executive Committee Member, the Employee's annual bonus target opportunity is 125% of her annual Base Salary (less applicable deductions) for the 2013 performance year and is payable during the first quarter of 2014. Currently, under the corporate executive plan in effect for an executive at Employee's level the bonus is paid 85% in cash and 15% in shares of Employer's common stock. Under the terms of the current plan, shares awarded as part of the annual performance bonus fully vest upon grant.

8.2    Long-Term Incentive Compensation
Based on the Employee's position, the Employee's current long-term incentive (“LTI”) Fair Value target opportunity is 475% of the Employee's Base Salary for the 2013 performance year and is granted during the first quarter of 2014. The award will be comprised of a combination of stock options, RSUs and performance share units (“PSUs”) in accordance with Employer's executive compensation plans and programs. Awards vest three years from the date of the grant.

9.	COMPENSATION GENERALLY
Except as provided herein with respect to Employee's Sign On Bonus at Section 5, Replacement RSUs at Section 6, starting Base Salary, and Performance Year 2013 Performance Bonus and LTI compensation targets, the granting of all compensation, as well as its amount, is at management's sole discretion and is contingent upon the Employee's individual performance, the performance of the Employer, the performance criteria defined by the Employer's compensation plans, and the Employee's length of service during the year for which it is being granted. Guidelines and continued eligibility are determined annually, and are subject to change from year to year. The continuation of any compensation program is subject to management's discretion. Salary and non-salary compensation, based on guidelines and eligibility, as well as the Employee's performance, are determined at year-end, once the Employer results have been assessed, and paid and granted during
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the first quarter of the following year. During her employment Employee will be eligible for salary, bonus and LTI compensation commensurate with employees similarly situated to Employee's title, reporting level and responsibilites.
Any individual tax obligations that may arise based on the Employee's employment in any jurisdiction are solely the Employee's. The Employer will have no responsibility, directly or indirectly, with respect to such obligations, including any obligation to pay, reimburse or gross up any payments to the Employee.

10.	BENEFIT PROGRAMS
Employee will be eligible to participate in all then current executive benefit programs and then current employee medical, dental, life and accidental insurance coverage and 401K plans and pension plans commensurate with Employee's position. Employee will be eligible to participate in Employer's medical benefit plan commencing on her Start Date.

11.	EXPENSES
Reimbursement of travel and other expenses shall be subject to and paid on the basis of the relevant policies of Parent governing expenses, including the Johnson & Johnson Global Travel and Entertainment Policy, as amended from time to time.

12.	VACATION
The Employee is entitled to twenty (20) days of paid vacation per year. The Employee's total vacation and floating holiday entitlement for 2012 will be based on the Employee's Start Date and will be pro-rated according to the current vacation and holiday policy. The granting for floating holidays is at management's sole discretion and is announced annually.
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13.	RELOCATION
Employee's relocation will be administered in accordance with the terms of Employer's current relocation policy.

Should the Employee voluntarily terminate her employment or her employment is terminated for Cause (as defined in Section 5) within 24 months of her Start Date, the Employee will be required to reimburse the Employer or an affiliate of it for relocation costs paid on Employee's behalf. Employee understands and agrees that she is required to sign the Employer's Relocation Repayment Agreement and return it with the signed Employment Agreement. Employee understands employment is “at-will“ and the Relocation Repayment Agreement is not a contract for employment nor does it imply that Employee's employment will continue for any period of time or confer any rights with respect to duration of Employment.

Employee will not have any repayment obligation if her employment is terminated without Cause or she resigns for “Good Reason“ (as defined in Section 5).

14.	CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION
As a condition to entering into this Employment Agreement, the Employee will enter into and abide by the Employee Secrecy, Intellectual Property, Non-Competition and Non-Solicitation Agreement which is attached hereto and will become effective only as of the Start Date.

15.	EMPLOYMENT APPLICATION AND OTHER PRE-EMPLOYMENT FORMS
Employee understands and agrees that she must satisfactorily complete the following prior to her Start Date: (1) background and reference checks, which Employer hereby confirms are satisfied; (2) pre-placement health evaluation
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(including drug screen); (3) Employment Application and Employer's background release form, which Employer hereby confirms is completed and (4) work authorization papers (I-9 documentation).

16.	ASSIGNMENT
The Employer may, in its sole discretion, transfer or assign this Employment Agreement, or the Employee's employment pursuant to this Employment Agreement, to any affiliates of the Employer, in which case such affiliate will automatically become the Employee's employer. The Employee's consent will not be required for any such transaction as long as such affiliate assumes the liabilities, obligations and duties of the Employer, as contained in this Employment Agreement.

17.	COMMON GROUND PROGRAM
The Employer employs an Employee Dispute Resolution Program (Common Ground) as the exclusive means for attempting to quickly resolve disputes between employees and the Employer. The Parties agree that under this program employment related claims may be referred to non-binding mediation prior to litigation. Information regarding the Common Ground program is provided in the attached brochure.

18.	MISCELLANEOUS
This Employment Agreement and the policies and rules of the Employer constitute the entire agreement and understanding among the Parties with respect to the employment of the Employee by the Employer, and shall supersede all prior oral and written agreements or understandings of the Parties relating hereto. Except as otherwise agreed by the Parties in writing, any representation or statement (in whatever form) made to the Employee in connection with the Employee's employment not incorporated into this Employment Agreement shall not be valid and are not binding on Employer.
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Amendments to this Employment Agreement shall only be valid if made in writing.

If any provision of this Employment Agreement is found by any competent authority to be void, invalid or unenforceable, such provision shall be deemed to be deleted from this Employment Agreement and the remaining provisions of this Employment Agreement shall continue in full force. In this event, the Employment Agreement shall be construed, and, if necessary, amended in a way to give effect to, or to approximate, or to achieve a result which is as close as legally possible to the result intended by the provision hereof determined to be void, illegal or unenforceable.

Anything in this Employment Agreement to the contrary notwithstanding:

(a)    It is intended that any amounts payable under this Employment Agreement will either be exempt from or comply with Section 409A of the Internal Revenue Code of 1986, as amended, and all regulations, guidance and other interpretive authority issued thereunder (collectively, “Section 409A”) so as not to subject Employee to payment of any additional tax, penalty or interest imposed under Section 409A, and this Employment Agreement will be interpreted on a basis consistent with such intent.
(b)    To the extent that the reimbursement of any expenses or the provision of any in-kind benefits under this Employment Agreement is subject to Section 409A, (i) the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, during any one calendar year shall not affect the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year (provided, that, this clause (i) will not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect); (ii) reimbursement of any such expense shall be made by no later than December 31 of the year following the calendar year in which such expense is incurred; and (iii) Employee's right to receive such reimbursements or in-kind benefits shall not be subject to liquidation or exchange for another benefit.
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(c)    If Employee is a “specified employee” within the meaning of Treasury Regulation Section 1.409A -1(i) as of the date of the Employee's separation from service (within the meaning of Treas. Reg. Section 1.409A-1(h)), then any payment or benefit pursuant to this Employment Agreement on account of Employee's separation from service, to the extent such payment constitutes non-qualified deferred compensation subject to Section 409A and required to be delayed pursuant to Section 409A(a)(2)(B)(i) of the Code (after taking into account any exclusions applicable to such payment under Section 409A), shall not be made until the first business day after (i) the expiration of six (6) months from the date of Employee's separation from service, or (ii) if earlier, the date of Employee's death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Employment Agreement (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) will be paid or reimbursed to Employee in a lump sum and any remaining payments and benefits due under this Employment Agreement will be paid or provided in accordance with the normal payment dates specified for them herein. Notwithstanding any provision of this Employment Agreement to the contrary, for purposes of any provision of this Employment Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered deferred compensation under Section 409A, references to Employee's “termination of employment” (and corollary terms) with the Employer shall be construed to refer to Employee's “separation from service” (within the meaning of Treas. Reg. Section 1.409A-1(h)) with the Employer.

(d)    Whenever payments under this Employment Agreement are to be made in installments, each such installment shall be deemed to be a separate payment for purposes of Section 409A. Whenever a payment under this Employment Agreement specifies a payment period with reference to a number of days (e.g., “payment will be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Employer.
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(e)    To the extent any amount payable to Employee is subject to the Employee entering into a release of claims with the Employer and any such amount is a deferral of compensation under Section 409A and which amount could be payable in either of two taxable years for Employee, and the timing of such payment is not subject to terms and conditions under another plan, program or agreement of the Company that otherwise satisfies Section 409A, such payments shall be made, as applicable, on January 15 (or any later date that is not earlier than 8 days after the date that the release becomes irrevocable) of such later taxable year and shall include all payments that otherwise would have been made before such date.

19.	APPLICABLE LAW
This Employment Agreement is subject to New Jersey law.

20.	ADDENDUMS
The agreements and documents attached to this Employment Agreement, as amended from time to time, form an integral part of this Employment Agreement.

21.	EFFECTIVE DATE OF THIS AGREEMENT
This Agreement will be effective as of the later of: (1) the date all pre-conditions to Employee's employment are met or (2) the date by which all Parties have Employee signed and executed the Agreement. Until so effective, the offer of employment under this Agreement is governed by Section 3.
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DATED: August 14, 2012	EMPLOYER - Johnson & Johnson By /s/ Peter M. Fasolo Peter M. Fasolo Worldwide Vice-President, Human Resources
DATED: August 29, 2012	EMPLOYEE - Sandra E. Peterson By /s/ Sandra E. Peterson Sandra E. Peterson

ADDENDUMS:         Policy on Business Conduct
Employee Secrecy, Intellectual Property, Non-Competition
and Non-Solicitation Agreement
Relocation Repayment Agreement
Performance Standards and Conduct Policy